SANDVIK

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom +46 26 261030

Page 1 (1)

Our date 2007-05-02

Our reference

Your date

Your reference

07023455

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

RECEIVED
2007 MAY 11 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB's Annual General Meeting, dated 26 April, 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

dw 5/14

SEC-brev 060503 General Meeting 2006

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

SANDVIK

Press Release

2007 Annual General Meeting of shareholders in Sandvik

Sandvik AB's Annual General Meeting, held in Sandviken on 26 April, approved a dividend of SEK 3.25 per share for 2006. The record date for payment of the dividend is Wednesday, 2 May. The dividend is expected to be mailed to shareholders by VPC on Monday, 7 May. Moreover, the Annual General Meeting voted in accordance with the Board's proposal of an automatic redemption procedure, which means that an additional SEK 3 per share will be distributed to Sandvik's shareholders. See further, below.

In his speech, Lars Pettersson, President and CEO, commented on the 2006 fiscal year and on the company's performance in the first quarter of the year. The presentation included a report on the Group's business concept and future development. With a strong product portfolio and focused R&D investments, Sandvik offers high customer value to a global customer base, making it well-positioned to continue its trend of profitable growth. The Group's financial strength makes it possible to combine a generous dividend policy and an aggressive growth strategy based on corporate acquisitions and investments.

Hanne de Mora, Georg Ehrnrooth, Sigrun Hjelmquist, Fredrik Lundberg, Egil Myklebust, Anders Nyrén, Lars Pettersson and Clas Åke Hedström were re-elected members of the Board, with Clas Åke Hedström as Chairman.

The unions appointed Tomas Kärnström and Göran Lindstedt as members of the Board and Mette Ramberg and Bo Westin as deputy members of the Board.

Decision on the Nomination Committee
The Annual General Meeting decided that the four largest shareholders known to the Company shall each appoint one member, and that the Nomination Committee shall consist of these members plus the Chairman of the Board, who is also the convener for the Committee.

Decision on the principles of remuneration and other employment conditions for Group management
The Annual General Meeting voted to approve the Board's proposal regarding principles of remuneration, etc., for Group management.

Decision on automatic redemption procedure
The Annual General Meeting resolved in accordance with the Board of Directors' proposal of an automatic redemption procedure. Through the automatic redemption procedure SEK 3 per share, approximately SEK 3.6 billion, will be distributed to the Sandvik shareholders, in addition to the ordinary dividend distribution of SEK 3.25 per share, which corresponds to SEK 6.25 per original share.

In brief, the redemption procedure means that:

- The company carries out a share split 2:1.
- Every other share, the redemption share, will be automatically redeemed for SEK 3.
- The record day for the share split is 22 May 2007.
- Shareholders who wish to sell their redemption shares before redemption takes place will be able to do so during the period 23 May – 12 June 2007, when the redemption share will be listed at the Stockholm Stock Exchange.
- Payment of the redemption amount is planned to take place 20 June 2007.

The resolution of the Annual General Meeting included the following:

- Change of the Articles of Association so that the range of the share capital is reduced from a minimum of SEK 1.2 billion – a maximum of SEK 4.8 billion to a minimum of SEK 700 million - a maximum of SEK 2.8 billion.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

- Division of each existing share into two shares (share split 2:1), of which one is to be named redemption share.
- Reduction of the share capital by SEK 711,772,305 for repayment to the shareholders by redemption of all existing 1,186,287,175 redemption shares. In addition to the reduction amount, SEK 2,847,089,220 will be distributed from the non-restricted equity.
- Increase of the share capital by SEK 711,772,305 by way of a bonus issue, whereby part of the non-restricted equity will be used. No new shares are to be issued in connection with the bonus issue.

Statutory meeting of the Board of Directors
A statutory meeting of the Board of Directors was held following the Annual General Meeting. Anders Nyrén, Fredrik Lundberg and Sigrun Hjelmquist were appointed members of the Audit Committee. Clas Åke Hedström, Georg Ehrnroth and Egil Myklebust were appointed members of the Remuneration Committee. Anders Nyrén was elected as deputy chairman of the board.

Wilhelm Haglund Medal
Timo Soikkeli from Sandvik Mining and Construction was appointed Product Developer of the Year and awarded the Wilhelm Haglund Medal for the development of AutoMine, an automated production system for loading and hauling of ore in underground mines. Brett Cook and Riku Pulli received Honorable Mention for their contributions to its development.

Sandviken, 26 April 2007

Sandvik AB (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom, +46 26 26 10 30

2007-05-02
Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Report on the 1st quarter 2007, dated 26 April 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Sandvik Q1

PRESS RELEASE 26 April 2007

Interim report first quarter 2007

CONTINUED STRONG DEMAND

- Order intake +13 %*, 22,735 SEK M.
- Invoiced sales +21 %*, 20,409 SEK M.
- Profit after financial items +25 %, 3,365 SEK M.
- Net profit for the period +26 %, 2,450 SEK M.
- Return on capital employed 28.3 % (25.1 %).
- Cash flow -56 %, 1,045 SEK M.
- Earnings per share +26 %, 1.95 SEK.



President and CEO Lars Pettersson and Executive Vice President Per Nordberg report yet another strong quarter for Sandvik.

INVOICED SALES*


18 +7
47 +23
12 +15
8 +53
6 +32
9 +29

Share of the group, % ■ Change, %

"The strong global demand for Sandvik's products continued during the first quarter of the year. Higher volumes, improved product mix and high internal efficiency contributed to improved earnings," says Lars Pettersson, President and CEO of Sandvik.

"Demand during the quarter remained high and all markets and business areas reported very good development of order intake and invoicing. Invoicing increased in price and volume by 21%. Operating profit increased by 24% to SEK 3.5 billion and the operating margin amounted to 17.3%. The strategic acquisitions that were completed during the quarter further strengthen Sandvik's market offerings and capacity in areas experiencing good growth and high profitability."

KEY FIGURES

SEK M	Q1/07	Q1/06	Q1-4/06
Order intake	22 735	20 985	77 708
Invoiced sales	20 409	17 481	72 289
Operating profit	3 538	2 853	12 068
Earnings per share, SEK 1)	1.95	1.55	6.45

1) Values for 2005 recalculated after split 5:1.

BUSINESS AREAS – INVOICED SALES*


+9%

Sandvik Tooling


+36%

Sandvik Mining and Construction


+24%

Sandvik Materials Technology

* Percentage change compared to the same quarter in the preceding year at fixed exchange rates for comparable units.

For additional information please call +46 (0)26-26 10 23 or visit www.sandvik.com

SANDVIK

Financial overview

INCOME STATEMENT SEK M	Q1 2007	Q1 2006	Change %	Q1-4 2006
Order intake	22 735	20 985	+8[1]	77 708
Invoiced sales	20 409	17 481	+17[2]	72 289
Operating profit	3 538	2 853	+24	12 068
%	17.3	16.3		16.7
Profit after financial items	3 365	2 684	+25	11 113
%	16.5	15.4		15.4
Profit of the period	2 450	1 939	+26	8 107
%	12.0	11.1		11.2
of which shareholders' interest	2 327	1 836	+27	7 701
Earnings per share, SEK*	1.95	1.55	+26	6.45

* Calculated on the basis of the shareholders' share of profit for the period. Values for Q1 2006 recalculated after 5:1 split.
1) +13 % at fixed exchange rates for comparable units.
2) +21 % at fixed exchange rates for comparable units.

KEY FIGURES	Q1 2007	Q1 2006	Full-year 2006
No. of shares outstanding at end of period ('000) [2]	1 186 287	1 186 287	1 186 287
Average no. of shares ('000) [2]	1 186 287	1 186 287	1 186 287
Tax rate, %	27	28	27
Return on capital employed, % [1]	28.3	25.1	27.6
Return on total equity, % [1]	32.3	29.2	31.8
Shareholders' equity per share, SEK [2]	24.60	21.10	22.00
Net debt/equity ratio	0.6	0.6	0.6
Equity/assets ratio, %	42	43	41
Net working capital, %	28	28	27
No. of employees	43 494	39 799	41 743

1) Rolling 12 months.
2) Values for Q1 2006 recalculated after 5:1 split.

ORDER INTAKE AND INVOICED SALES BY MARKET AREA

First quarter 2007

Market area	Order intake SEK M	Change* %	Change* %[1]	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	10 388	+10	+21	46	9 647	+23	47
Nafta	4 032	+16	+9	18	3 666	+7	18
South America	1 096	-29	+33	5	1 158	+32	6
Africa/Middle East	1 826	+22	+35	8	1 576	+53	8
Asia	2 852	+10	+10	12	2 565	+15	12
Australia	2 541	+59	+22	11	1 797	+29	9
Total	22 735	+13	+19	100	20 409	+21	100

* At fixed exchange rates for comparable units.
1) Excluding project orders.

Sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
24 000
18 000
12 000
6 000
0
80 000
60 000
40 000
20 000
0
05
06
07
Quarter
Rolling 12 months


ORDER INTAKE
SEK M Quarter
SEK M Rolling
24 000
18 000
12 000
6 000
0
80 000
60 000
40 000
20 000
0
05
06
07
Quarter
Rolling 12 months

Invoicing during the first quarter amounted to SEK 20,409 M (17,481), an increase in total of 17% and 21% excluding currency effects for comparable units. Changed currency effects had a negative impact of 5% on invoicing. Invoicing increases were strong in most markets. The strong increase in Africa/Middle East was primarily attributable to mining industry machinery and equipment and cutting tools. In Europe, the increase was evenly distributed among the business areas. Invoicing in Nafta remained high, but was negatively impacted by weaker demand from American vehicle manufacturers.

Order intake totaled SEK 22,735 M (20,985), representing a total increase of 8% and by 13% excluding currency effects for comparable units. Changed exchange rates affected order intake negatively by 6%. During the quarter, project orders corresponding to a value of approximately SEK 900 M (SEK 1,850 M) were received.

Adjusted for project orders, growth was 19% for the Group, 26% for Sandvik Mining and Construction and 24% for Sandvik Materials Technology.

Demand for Sandvik's products remained highly favorable during the quarter. In Europe, demand was strong for all business areas and in most markets, but above all in Northern and Eastern Europe. Activity was high, particularly in the oil/gas, aerospace, engineering, mining and construction industries. Order intake increased by 10%, or 21% adjusted for project orders

In Nafta, order intake increased by 16%, or 9% adjusted for project orders, driven primarily by strong activity in the mining, oil/gas, aerospace and engineering industries. Significantly increased order intake was noted for both tube and underground mining products.

The production rates among American auto manufacturers continued to decrease which, combined with somewhat weaker demand for heavy vehicles, slowed the need for cutting tools. Demand remained high for special metals and processing tools for the US aerospace industry.

The trend in Africa/Middle East remained positive and order intake increased by 22%, 35% adjusted for project orders. Demand was also high in South America, mainly for Sandvik Mining and Construction. Order intake rose 33% adjusted for project orders (order intake including project order declined 29%). Order intake in Asia continued to develop favorably, increasing by 10%. Growth remained favorable within most segments in China, India and Japan, but somewhat weaker in other parts of the region. In recent years, Sandvik has considerably strengthened its position in Japan and that positive trend continued during the quarter. In Australia, demand was very good, especially from the mining industry, with order intake increasing by 59%, 22% adjusted for project orders.

CHANGE %	INVOICED SALES			ORDER INTAKE		
	Q1 2007	Q1 2006	Q1-4 2006	Q1 2007	Q1 2006	Q1-4 2006
Price/volume	+21	+15	+14	+13	+23	+16
Structural	+1	0	+1	+2	+1	+2
Currency	-5	+8	-1	-6	+8	0
Total	+17	+23	+14	+8	+34	+17

Earnings and return


OPERATING PROFIT
SEK M Quarter
Per cent
Quarter
Operating margin, %


RETURN
Per cent
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit during the first quarter amounted to SEK 3,538 M, an increase of 24% compared with a year earlier. The operating margin improved and amounted to 17.3% of invoiced sales (16.3). All business areas reported increased operating profit and operating margin compared with a year earlier. The earnings improvement was attributable to higher sales volumes and positive price trends, increased internal efficiency combined with an improved product mix. Changed exchange rates had a negative impact on earnings of SEK 350 M in the quarter.

Net financial items amounted to an expense of SEK 173 M (expense: 169). Profit after financial income and expenses increased by 25% to SEK 3,365 M (2,684), 16.5 % of invoiced sales. Tax amounted to SEK 915 M (745). Net profit for the period increased by 26% to SEK 2,450 M (1,939). Earnings per share rose by 26% to SEK 1.95 (1.55).

During the quarter priority has been put on increased delivery performance and raw material supply. The rapidly growing business volume has resulted in increased tied-up working capital, mainly in inventories, that - combined with higher raw materials prices - negatively impacted cash flow. Both cash flow, tied-up capital and returns were adversely impacted by consolidation of acquisitions completed during the quarter. These will have full effect on the balance sheet, but only a marginal impact on sales.

Cash flow from operating activities amounted to SEK 1,045 M (2,379). Investments amounted to SEK 3,044 M (1,090), of which company acquisitions SEK 2,002 M.

Working capital as a percentage of invoicing amounted to 28% (28). The return on capital employed rose to 28.3% (25.1), primarily through improved operating margin. The return on shareholders' equity was 32.3% (29.2). Acquisitions, investments and increased working capital resulted in an increase in net debt, i.e. interest-bearing liabilities and provisions less cash and cash equivalents, to SEK 19,036 M (15,120). Net debt/equity ratio was 0.6 (0.6).


CASH FLOW
from operations
SEK M Quarter
SEK M Rolling
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the first quarter amounted to SEK 6,321 M (6,095), which was an increase of 10% for comparable units excluding currency effects. Invoicing totaled SEK 5,997 M (5,801), an increase from the preceding year of 9% for comparable units excluding currency effects.

The market trend remained favorable and demand for cutting tools increased further. In Europe, demand increased in most markets from already high levels. In Nafta, demand was high within several segments, but remained weak primarily in the automotive industry and certain consumer-related segments. A positive trend was noted in South America, while demand in Eastern Europe and Asia remained strong, especially in Russia, China, India and Japan.

Demand remained strong in the engineering industry, oil/gas, automotive and the aerospace industry. Activity among car producers was favorable in Asia and most of Europe, but slightly weaker in Nafta.

Demand for Sandvik Tooling's products increased, partly as a result of strong market demand and partly due to the successful introduction of new products. Sales of new products increased more rapidly than overall sales.

The acquisition of Rexam's unit in Chicago, in the US, for the production of tools for manufacturing aluminum cans, was announced in early January. It will be integrated into Sandvik Hard Materials' corresponding unit in Minneapolis, in the US. Operations will be consolidated effective 29 December 2006.

The acquisition of Diamond Innovations, a world leader in the development and sale of cutting tools based on superabrasives such as industrial diamonds and cubic boron nitride, was completed in March. During 2006, Diamond Innovations had global sales of over SEK 1,000 M and approximately 600 employees. The acquisition was consolidated into Sandvik Tooling as a new product area.

Operating profit improved by 11% compared with the first quarter of 2006 and amounted to SEK 1,437 M (1,294). The operating margin totaled 24.0% (22.3). The profit increase was attributable to high volumes, favorable price development, high capacity utilization, better product mix and implemented efficiency enhancements. Changed currency effects had an adverse impact of SEK 130 M on profit. Return on capital employed increased to 33.8% (32.3). Consolidation of completed acquisitions during the quarter negatively impacted return on capital employed by approximately 1 percentage points.



The US firm Diamond Innovations was acquired during the quarter. Shown here are manufactured industrial diamonds.

SANDVIK TOOLING

SEK M	Q1 2007	Q1 2006	Change %	Q1-4 2006
Order intake	6 321	6 095	+10*	22 730
Invoiced sales	5 997	5 801	+9*	22 477
Operating profit	1 437	1 294	+11	5 191
%	24.0	22.3		23.1
Return on capital employed	33.8	32.3		34.4
Number of employees	15 976	14 919	+7	15 139

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake in the quarter amounted to SEK 8,650 M (8,300), an increase of 8% for comparable units, excluding currency effects. During the quarter, project orders valued at approximately SEK 650 M (SEK 1,720 M). Adjusted for project orders, the increase in order intake was 26%.

Invoicing rose by 36% for comparable units excluding currency effects and amounted to SEK 7,298 M (5,539).

High demand for investment-related products and project solutions resulted in aftermarket sales amounting to less than half of invoicing.

Demand and prices for metals and minerals remained high during the quarter and the need for efficient solutions for both increased productivity and increased capacity was strong within the mining industry. An increase in capacity in both the internal organization as well as among subsuppliers is an ongoing process.

Demand for machinery tools and service from Sandvik Mining and Construction increased in all segments, but primarily in underground mining and the engineering industry. Activities were high within all geographic regions, but were especially strong in South America, Africa and Europe, where order intake, excluding project orders, increased by 70%, 36% and 30% respectively. Demand within the new customer segment, mineral exploration, was favorable and order intake developed better than anticipated.

The Australian companies Shark Abrasion Systems and Hydramatic Engineering were acquired during the quarter, further strengthening Sandvik Mining and Construction's offerings. The combined annual sales of these acquisitions amounts to approximately SEK 400 M, and the number of employees to 300.

Operating profit rose in the first quarter by 38% to SEK 1,102 M (800) or 15.1% of invoiced sales (14.4). The increase was attributable primarily to higher volume and high capacity utilization combined with increased efficiency. All customer segments increased their operating margins. The largest increase was noted at Underground Hard Rock Mining. Changed exchange rates negatively impacted earnings by approximately SEK 70 M. The return on capital employed increased to 32.6% (28.5).



In April, Sandvik launched a new innovative series of surface top hammer drill rigs. The first model in the series is Sandvik DP1500i.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q1 2007	Q1 2006	Change %	Q1-4 2006
Order intake	8 650	8 300	+8 *	28 431
Invoiced sales	7 298	5 539	+36 *	25 001
Operating profit	1 102	800	+38	3 672
%	15.1	14.4		14.7
Return on capital employed	32.6	28.5		31.6
Number of employees	12 823	10 823	18	12 165

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake in the first quarter amounted to SEK 6,194 M (5,124), an increase of 26% compared with the year-earlier period for comparable units excluding currency effects, or 24% after adjustment for major project orders. Invoiced sales amounted to SEK 5,604 M (4,719), an increase of 24% for comparable units excluding currency effects. Price surcharges for higher raw materials prices had a positive effect of about 14% on order intake and invoicing. This meant that order intake increased by 11% and invoicing by 9% in comparable terms.

Demand for products from Sandvik Materials Technology remained strong. The business climate was strong in all regions. Increases were evenly distributed among all product areas, but were concentrated, due to capacity reasons, to highly processed niche products.

The product mix expanded favorably during the quarter. Demand from important sectors such as oil/gas, energy, medical technology, chemistry and petrochemicals was very strong. The market position for products for the consumer goods industry was generally highly favorable and products for the automotive industry, with the exception of the US, showed strong development.

The significantly increased demand means that capacity utilization is high. Activities to expand internal manufacturing capacity were intensified during the quarter.

Operating profit in the first quarter increased compared with the preceding year due to higher sales volumes, a better product mix, favorable price trends and the effects of the ongoing improvement efforts. The significantly higher sales volume combined with higher delivery performance, higher raw material prices and the high capacity utilization resulted in an increase in capital employed. Operating profit increased by 49% and amounted to SEK 784 M (526) or 14.0% of invoicing (11.1). Currency effects affected earnings adversely by approximately SEK 50 M. Return on capital employed rose to 18.5% (14.0), mainly due to increased operating margin.



A polished belt is inspected using a microscope at the Sandvik Process Systems facility in Kobe, Japan. These belts are used primarily in the manufacture of thin films (photographic or TAC film for LCD screens). For such applications, surface requirements are extremely high.

SANDVIK MATERIALS TECHNOLOGY

MSEK	Q1 2007	Q1 2006	Change %	Q1-4 2006
Order intake	6 194	5 124	+26 *	20 978
Invoiced sales	5 604	4 719	+24 *	19 337
Operating profit	784	526	+49	2 324
%	14.0	11.1		12.0
Return on capital employed	18.5	14.0		17.1
Number of employees	8 695	8 403	+3	8 585

* At fixed exchange rates for comparable units, including price surcharges for increased raw material prices.

Significant events

- In January, Sandvik Mining and Construction acquired the Australian company Shark Abrasion Systems, a market leader in the development and production of wear parts for underground loader buckets.
- In February, Sandvik Mining and Construction acquired the Australian company Hydramatic Engineering, a market leader in the development and production of drilling and bolting machines designed for rock reinforcement in underground mines and tunnels.
- In March, Sandvik Tooling acquired the American company Diamond Innovations, which is a world leader in cutting tools based on superabrasives, as synthetic diamonds and cubic boron nitride.
- In April, Sandvik Mining and Construction acquired the British companies Extec and Fintec, two leading manufacturers of mobile crushing and screening equipment. The acquisitions significantly strengthen Sandvik's position in this application area.
- During the quarter, Standard & Poor's conducted a new credit review of Sandvik, primarily regarding new Group goals, the proposed dividend and anticipated cash generation. The review resulted in a credit rating of A+ with a "negative outlook."

Additional information about acquisitions made during 2007 will be provided in the 2007 Annual Report.

Acquired companies

	Company	Date	Annual sales, SEK M	Employees
SMC	SDS Corporation, Australia	Q2/06	650	500
SMC	UDR Group, Australia	Q2/06	275	100
SMC	Hagby-Asahi, Sweden	Q3/06	160	100
SMC	Implementos Mineros, Chile	Q3/06	90	90
SMT	Metso Powdermet, Sweden	Q4/06	90	13
Tooling	Rexam EMD, USA	Q4/06	50	-
SMC	Shark Abrasion Systems, Australia	Q1/07	70	10
Tooling	Diamond Innovations, USA	Q1/07	>1 000	600
SMC	Hydramatic Engineering, Australia	Q1/07	330	290
SMC	Extec, UK	Q2/07	1 800	450
SMC	Fintec, UK	Q2/07	560	325

Parent Company

The Parent Company's invoiced sales were SEK 5,277 M (4,602) and operating profit totaled SEK 316 M (203). Interest-bearing liabilities and provisions, less cash and cash equivalents and interest-bearing assets, amounted to SEK 4,345 M (4,445 at 31 December 2006). Investments in fixed assets totaled SEK 290 M (225).

Accounting principles

This report was prepared in accordance with IFRS, with application of IAS 34, Interim Financial Reporting. The same accounting and valuation principles were applied as in the most recent annual report.

New financial targets

In conjunction with the press release of annual earnings figures for 2006, new financial targets for Sandvik were disclosed. The new targets are based on Sandvik's strong development in recent years and assessments of the company's strength and position going forward. Listed below are the new Group targets (previous goals in parentheses).

Financial targets	**from 2007**	**(2000-2006)**
Organic growth	+8 % + acquisitions	(+6 % + acquisitions)
Return on capital employed	25 % for existing operations	(20 %)
Net debt/equity ratio	0.7-1.0	(<0.7)
Dividend as a percentage of earnings per share	≥50 %	(≥50 %)

The Group targets have been broken down to the business area level and determined as follows:

Business area	**Organic growth**	**Return on capital employed**
Sandvik Tooling	+7 %	30 %
Sandvik Mining and Construction	+9 %	25 %
Sandvik Materials Technology	+8 %	20 %

The targets refer to current operations.

Sandviken, 26 April 2007

Sandvik AB; (publ)
Lars Pettersson
President and CEO

Appendices:

1. The Group in brief.
2. Sales and operating profit.

The report for the first quarter 2007 has not been subject of special audit by the company's auditors. The report for the second quarter 2007 will be published on 19 July 2007.

Additional information is available from Sandvik Investor Relations, +46 (0)26-26 10 23, or by e-mail to info.ir@sandvik.com

A telephone conference will be held on 26 April at 13:30 CET.

Calendar 2007:

26 Apr	Annual General Meeting in Sandviken
26 Apr	First-quarter Report
19 July	Second-quarter Report
4 Sept	Capital Markets Day
26 Oct	Third-quarter Report

POSTAL ADDRESS
Sandvik AB
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 - 26 00 00
+46 26 - 26 10 22

WEB SITE AND E-MAIL
www.sandvik.com
info.group@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q1 2007	Q1 2006	Change %	Q1-4 2006
Revenues	20 409	17 481	+17	72 289
Cost of sales and services	-13 205	-11 273	+17	-47 084
Gross profit	7 204	6 208	+16	25 205
% of revenues	35.3	35.5		34.9
Selling expenses	-2 517	-2 328	+8	-9 342
Administrative expenses	-711	-630	+13	-2 524
R&D-expenses	-417	-442	-6	-1 583
Other operating income and expenses	-21	45		312
Operating profit	3 538	2 853	+24	12 068
% of revenues	17.3	16.3		16.7
Financial income	137	142	-4	334
Financial expenses	-310	-311	0	-1 289
Net financing cost	-173	-169	+2	-955
Profit after financial items	3 365	2 684	+25	11 113
% of revenues	16.5	15.4		15.4
Income tax expense	-915	-745	+23	-3 006
Profit for the period	2 450	1 939	+26	8 107
% of revenues	12.0	11.1		11.2
of which minority interests	123	103	+19	406
of which shareholders' interest	2 327	1 836	+27	7 701
Earnings per share, SEK	1.95	1.55	+26	6.45

BALANCE SHEET SEK M	31 Mar 2007	31 Mar 2006	Change %	31 Dec 2006
Intangible assets	7 507	5 774	+30	6 251
Property, plant and equipment	18 711	16 783	+11	17 677
Financial assets	3 938	3 360	+17	3 653
Inventories	20 942	16 662	+26	18 738
Current receivables	19 825	16 678	+19	17 837
Cash and cash equivalents	2 148	2 133	+1	1 745
Total assets	73 071	61 390	+19	65 901
Total equity	30 355	26 176	+16	27 198
Interest-bearing liabilities	21 184	17 253	+23	18 555
Non-interest-bearing liabilities	21 532	17 961	+20	20 148
Total equity and liabilities	73 071	61 390	+19	65 901
*Net working capital**	*24 386*	*19 817*		*21 352*

* Inventories + trade receivables excl. prepaid income taxes – non-interest-bearing liabilities excl. tax liabilities.

Appendix 1 (cont)

CHANGE IN TOTAL EQUITY SEK M	Q1 2007	Q1 2006
Opening equity as shown in approved balance sheet for the preceding year	27 198	24 507
Currency translation differences	+790	-286
Equity settled share based payments	-82	-113
Effect of hedge accounting in accordance with IAS 39	-1	+143
Dividends		-14
Net profit for the period	+2 450	+1 939
Closing equity	30 355	26 176

CASH-FLOW STATEMENT SEK M	Q1 2007	Q1 2006	Q1-4 2006
Cash flow from operating activities			
Income after financial income and expenses	+3 365	+2 684	+11 113
Adjustment for depreciation and impairment losses	+746	+794	+2 976
Adjustment for items that do not require the use of cash	-178	-44	- 291
Income tax paid	-938	-822	-2 708
Cash flow from operating activities before changes in working capital	+2 995	+2 612	+11 090
Changes in working capital			
Change in inventories	-1 372	-443	-3 090
Change in operating receivables	-1 302	-779	-2 523
Change in operating liabilities	+724	+989	+2 693
Cash flow from operating activities	+1 045	+2 379	+8 170
Cash flow from investing activities			
Aquisitions of companies and shares, net of cash acquired	-2 002		-1 261
Purchase of property, plant and equipment	-1 042	-1 090	-4 801
Proceeds from sale of companies and shares, net of cash disposed of			+70
Proceeds from sale of property, plant and equipment	+65	+216	+668
Net cash used in investing activities	-2 979	-874	-5 324
Net cash flow after investing activities	-1 934	+1 505	+2 846
Cash flow from financing activities			
Change in loans	+2 357	-895	+1 124
Personnel options program	-65	+4	-80
Dividends paid		-14	-3 533
Net cash used in financing activities	+2 292	-905	-2 489
Cash flow for the period	+358	+600	+357
Cash and cash equivalents at beginning of the period	1 745	1 559	1 559
Exchange-rate differences in cash and cash equivalents	+45	-26	-171
Cash and cash equivalents at the end of the period	2 148	2 133	1 745

Appendix 2

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Change %	Change % [1]
Europe	7 896	8 265	7 508	8 777	32 446	9 647	+22	+23
Nafta	3 779	3 442	3 347	3 348	13 916	3 666	-3	+7
South America	931	1 030	1 102	1 276	4 339	1 158	+24	+32
Africa/Middle East	1 161	1 290	1 452	1 547	5 450	1 576	+36	+53
Asia	2 406	2 433	2 339	2 672	9 848	2 565	+7	+15
Australia	1 308	1 391	1 839	1 750	6 290	1 797	+37	+29
Group total	17 481	17 851	17 587	19 370	72 289	20 409	+17	+21

ORDER INTAKE BY BUSINESS AREA

SEK M	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Change %	Change % [1]
Svk Tooling	6 095	5 694	5 268	5 673	22 730	6 321	+4	+10
Svk Mining and Construction	8 300	6 710	6 717	6 703	28 431	8 650	+4	+8
Svk Materials Technology	5 124	5 351	5 359	5 143	20 978	6 194	+21	+26
Seco Tools[2]	1 459	1 368	1 275	1 438	5 540	1 564	+7	+12
Group activities	7	8	8	8	29	7		
Group total	20 985	19 131	18 627	18 965	77 708	22 735	+8	+13

INVOICED SALES BY BUSINESS AREA

SEK M	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Change %	Change % [1]
Svk Tooling	5 801	5 662	5 298	5 716	22 477	5 997	+3	+9
Svk Mining and Construction	5 539	6 039	6 518	6 904	25 001	7 298	+32	+36
Svk Materials Technology	4 719	4 783	4 501	5 334	19 337	5 604	+19	+24
Seco Tools[2]	1 413	1 356	1 259	1 408	5 436	1 504	+6	+12
Group activities	9	11	11	9	38	7		
Group total	17 481	17 851	17 587	19 370	72 289	20 409	+17	+21

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Change %
Svk Tooling	1 294	1 314	1 235	1 347	5 191	1 437	+11
Svk Mining and Construction	800	918	952	1 002	3 672	1 102	+38
Svk Materials Technology	526	553	473	772	2 324	784	+49
Seco Tools[2]	329	286	298	354	1 266	381	+16
Group activities	-96	-76	-104	-110	-385	-166	
Group total	2 853	2 995	2 854	3 365	12 068	3 538	+24

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICING	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007
Svk Tooling	22.3	23.2	23.3	23.6	23.1	24.0
Svk Mining and Construction	14.4	15.2	14.6	14.5	14.7	15.1
Svk Materials Technology	11.1	11.6	10.5	14.5	12.0	14.0
Seco Tools[2]	23.3	21.1	23.7	25.1	23.3	25.4
Group total	16.3	16.8	16.2	17.4	16.7	17.3

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company.
For comments, refer to the company's interim report.

END